Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2008	2007
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$122,109	$122,363
Add (deduct):
Equity in earnings of unconsolidated entities	(21,235)	(23,098)
Distributions from unconsolidated entities	6,933	2,226
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,459)	(5,180)
	$102,348	$96,311
Add fixed charges:
Consolidated interest expense(1)	20,115	23,684
Interest portion (1/3) of consolidated rent expense	9,583	8,447
	$132,046	$128,442

FIXED CHARGES:
Consolidated interest expense(1)	$20,115	$23,684
Interest portion (1/3) of consolidated rent expense	9,583	8,447
	$29,698	$32,131

RATIO OF EARNINGS TO FIXED CHARGES	4.45	4.00

(1)               Interest expense on income tax contingencies is not included in fixed charges.